Mail Stop 3010

May 27, 2010

VIA U.S. MAIL and FAX (212) 793-1986

Jerry Pascucci
President & Director
AAA Capital Energy Fund L.P. II (f/k/a Citigroup AAA Energy Fund LP II)
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

> **Re:** **AAA Capital Energy Fund L.P. II (f/k/a Citigroup AAA Energy Fund LP II)**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-50272**

Dear Mr. Pacucci:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief